Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

March 16, 2016

Via Email and EDGAR

David L. Orlic Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	United Continental Holdings, Inc. Soliciting Material on Schedule 14A Filed March 8, 2016 by Altimeter Capital Management, LP et al. File No. 001-06033

Dear Mr. Orlic:

On behalf of Altimeter Capital Management, LP and certain of its affiliates, PAR Capital Management, Inc. and certain of its affiliates, Brenda Yester Baty, Gordon Bethune, Brad Gerstner, Barnaby Harford, Rodney O’Neal, and Tina Sharkey (collectively, the “Filing Persons”), we are responding to your letter dated March 10, 2016 (the “SEC Comment Letter”) with respect to the Soliciting Materials filed by the Filing Parties under the cover of Schedule 14A pursuant to Rule 14a-12 on March 8, 2016 (the “Press Release”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1.	Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs. Please provide support for your beliefs that the incumbent board lacks sufficient leadership, expertise, and experience to challenge management and hold management accountable, to direct an operational and financial turn-around, and to maximize stockholder value.

In response to the Staff’s comment, the Filing Persons’ basis for believing that the board of directors (the “Board”) of United Continental Holdings, Inc. (the “Company”) lacks sufficient leadership, expertise and experience to take the actions referenced in the Press Release is as follows:

The Board has failed to put into place an effective executive leadership structure at the Company. The Filing Persons note that the Board granted former CEO Jeff Smisek (“Mr Smisek”) the triple titles of Chairman, CEO and President, which is a well-known marker of a poor governance structure that inhibits the ability of any board to challenge management and hold management accountable. The Company has also agreed to a provision in the Employment Agreement of Oscar Munoz, the current CEO (“Mr. Munoz”), stating that it “expects” for Mr. Munoz to be named Chairman of the Board in 2017, indicating that the Board intends to reinstitute the poor governance structure of a combined Chairman and CEO. The Employment Agreement also grants Mr. Munoz a golden parachute should neither he nor Henry L. Meyer III (“Mr. Meyer”) serve as Chairman of the Board, which is an entrenching provision that penalizes the Company should stockholders vote to replace them on the Board. The Board has also placed into Mr. Munoz’s Employment Agreement a clause allowing for the grant of long-term incentive equity only if Mr. Munoz has been in continuous active service as President and CEO for six months within the 2016 calendar year, thus incentivizing Mr. Munoz to rush back to work following heart surgery when his health and ability to carry out his duties as CEO are suspect.[1] In addition, the Filing Persons note that the Board has not articulated any succession plan for finding a permanent replacement Chief Financial Officer since the resignation of John D. Rainey on July 30, 2015, as the position is still unfilled, nor has it articulated a succession plan for Mr. Munoz should his health fail. The Board also failed in its responsibilities to provide appropriate leadership when it failed to conduct a fulsome and transparent CEO search process after Mr. Smisek was either fired or resigned as CEO on September 8, 2015 (and was paid approximately $8.5 million to leave). Instead of first naming Mr. Munoz the Company’s interim CEO pending a full, professional, and transparent CEO-search process, Mr. Munoz was immediately appointed permanent CEO, with the Board again failing to pursue an appropriate process which could have produced the best possible leader for the Company.

The Filing Persons also note their belief that the Board lacks sufficient expertise and experience to challenge management, direct a turnaround, and maximize shareholder value because, even with the belated appointments of three new directors in response to our engagement and criticism (the “Extra Directors”) on March 7, 2016, only four members[2] of a fifteen member Board have travel industry operating experience. Of particular concern is the fact that Mr. Meyer, the current Chairman of the Board, possesses no airline industry operating experience. In addition, the Filing Persons believe that no member of the Board has operating experience or other relevant expertise in leading a major operational or financial turn-around at a relatively poorly performing company and turning it into a highly-performing company. In addition, only one member of the Board, Mr. Munoz, possesses consumer product experience, only two members of the Board, including one Extra Director, possess technology experience, a majority of the Board lacks financial expertise, and, with the possible exception of Mr. Munoz, no members of the Board possess company-side labor relations experience. The fact that the Extra Directors were only added to the Board after the beginning of the Filing Persons’ current engagement with the Company only serves as evidence that the Board lacked relevant experience before the campaign began.

Institutional Shareholder Services (“ISS”) rates the Board as substantially worse than any other major airline with respect to Governance, Board Structure, Shareholder Rights, Audit, and Risk

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[1] Two months after a heart transplant, airline wants him back at work -- or else, David Lazarus, Los Angeles Times, Mar. 11, 2016, available at http://www.latimes.com/business/la-fi-lazarus-20160311-column.html (quoting Dr. Morton Kern (“Dr. Kern”) as stating, with respect to Mr. Munoz’s heart transplant, that if Dr. Kern were a heart-transplant patient, he’d wait “six months, a year before going back to work”).

[2] These members are: Carolyn Corvi, Jane C. Garvey, Robert Milton, and James Whitehurst.

Oversight.[3] In addition, the fact that the Company has lost 3.1 percentage points of market share and $4.0 billion in annual revenue over the last five years, has disappointed its customers with an on-time performance track-record that trails the Company’s competition,[4] has received low customer satisfaction scores compared with competitors,[5] and has experienced low profit margin consistency compared with competitors,[6] all supports the belief that the Board lacks leadership and expertise to challenge management and maximize shareholder value.

2.	Please provide support for your beliefs that the incumbent board has entrenched itself by implementing various mechanisms to financially penalize stockholders for making meaningful board changes.

The Filing Persons believe that the incumbent Board has entrenched itself because the directors have approved various mechanisms with which to secure their own tenure, including a “poison put” clause in the Company’s Senior Credit agreement requiring debt acceleration if more than 50% of the incumbent Board changes within any twenty-four-month period without approval from existing directors. Several sources, including the New York Times,[7] have commonly referred to these as entrenchment devices for existing boards. Secondly, the incumbent Board has maintained “Blank Check” preferred stock, allowing for the immediate adoption of a poison pill, a well-known entrenchment device, without stockholder approval, and has approved a golden parachute for Mr. Munoz in his Employment Agreement, which, as discussed above, allows for the vesting of long-term equity compensation should neither Mr. Munoz nor Mr. Meyer serve as Chairman of the Board. The Board has also adopted several compensation plans allowing for automatic vesting of some or all equity-based employee compensation if a majority of the existing directors changes without approval from the then-existing directors. Finally, the Filing Persons note that, with the exception of the Extra Directors and two directors recently appointed by labor unions holding special classes of preferred stock, the average tenure of a director on the Board is approximately ten years, which virtually defines entrenchment.

3.	Please provide support for your beliefs that the incumbent board has failed to adequately align management compensation with stockholder interests.

The Filing Persons believe that the Board has failed to adequately align management compensation with stockholder interests because:

(a)	The Board has approved annual incentive awards to pay senior management based on absolute performance with a short-term cash award in which 80% percent of the annual incentives are based on pre-tax income. No weight has been given to stock price

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[3] ISS Corporate Governance Analysis; United Airlines as of Jan. 8, 2016; American Airlines as of Dec. 2, 2015; Delta Air Lines as of Dec. 1, 2015; Southwest as of Dec. 3, 2015, Alaska Airlines as of Jan. 14, 2016; jetBlue as of Nov. 20, 2015; Southwest as of Feb. 9, 2016.

[4] See DOT Filings; as of Nov 2015; Data is trailing twelve months of flights arriving within 14 minutes of scheduled time (“A-14”).

[5] See J.D. Power North America Airline Satisfaction Survey.

[6] See Company reports.

[7] A Defense Against Hostile Takeovers Develops a Downside, Steven Davidoff Solomon, DealBook, Nov. 25, 2014, available at http://dealbook.nytimes.com/2014/11/25/a-defense-against-hostile-takeovers-develops-a-downside/.

performance, which would align management pay with stockholder interests, nor has weight even been given to the Company’s relative performance versus airline peers, which would also better align management pay incentives with stockholder interests.

(b)	The Board has granted executives and other employees performance-based restrictive stock based on absolute performance rather than tying the vesting of these units to relative performance of the Company against its peers.
(c)	The Board has granted Mr. Munoz an excessive first-year compensation package of approximately $26,250,000. In addition, in 2014, CEO Jeffrey Smisek was awarded payments under the Company’s annual incentive plan based on achieving 160% of the “total target opportunity” relating to pre-tax income and customer service satisfaction. This award was granted despite the fact that the Company’s 2014 adjusted pretax margin expanded at a much slower rate than the industry margin, and despite the fact that the Company’s full year 2014 adjusted pretax margin was over 5 percentage points below the US airline industry excluding the Company. This award again evidences that the compensation philosophy of the Board is not adequately aligned with stockholder interests.
4.	Please ensure that all tweets by Mr. Gerstner and other participants comply with our guidance on satisfying legend requirements via hyperlink, in particular the requirement that the tweet prominently convey, through introductory language or otherwise, that important or required information is provided through the hyperlink. See our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm#164-02.

The Filing Persons will ensure that, going forward, all tweets by Mr. Gerstner and any other Filing Person will comply with the SEC’s guidance on satisfying legend requirements via hyperlink, in particular the requirement that the tweet prominently convey, through introductory language or otherwise, that important or required information is provided through the hyperlink.

* * *

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

WRITTEN STATEMENT OF FILING PERSONS

Each of the undersigned (each a “filing person”) hereby acknowledges that (i) the filing person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 16, 2016

ALTIMETER PARTNERS FUND, L.P.
By: Altimeter General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

ALTIMETER CAPITAL MANAGEMENT, LP
By: Altimeter Capital Management General Partner, LLC Its: General Partner
By:	/s/ Brad Gerstner
Brad Gerstner
Managing Member

/s/ Brad Gerstner
BRAD GERSTNER

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith

/s/ Brenda Yester Baty
BRENDA YESTER BATY

/s/ Gordon Bethune
GORDON BETHUNE

/s/ Barnaby Harford
BARNABY HARFORD

/s/ Rodney O’Neal
RODNEY O’NEAL

/s/ Tina Sharkey
TINA SHARKEY